October 9, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara Jacobs, Assistant Director
Michael Foland, Attorney-Advisor Kathleen Collins, Accounting Branch Chief Frank Knapp, Staff Accountant

Re:	Anaplan, Inc. Registration Statement on Form S-1 (File No. 333-227355) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Anaplan, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-227355) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on October 11, 2018, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the Staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby authorizes Richard Blake or Brooks Stough, both of whom are attorneys with the Registrant’s outside legal counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Blake at (650) 463-5432 or, in his absence, Mr. Stough at (415) 801-4850.

Sincerely,

Anaplan, Inc.

By:	/s/ Frank Calderoni
Frank Calderoni
President and Chief Executive Officer

2